Exhibit 8.1

PRINCIPAL SUBSIDIARIES OF YANDEX N.V.

Name of Subsidiary(1)	Jurisdiction of Organization
YANDEX LLC	Russia
Foodtech & Delivery Ops B.V.	The Netherlands
MLU B.V. (2)	The Netherlands
Yandex Europe B.V.	The Netherlands
Yandex Media Services B.V.	The Netherlands
Yandex Self Driving Group B.V.	The Netherlands
Yandex.Classifieds Holding B.V.	The Netherlands
Yandex.Technologies LLC	Russia

(1) Directly or indirectly held

(2) Yandex N.V. owns a 68.3% interest